Exhibit 99.1

New Oriental Announces Results for the Second Fiscal Quarter Ended November 30, 2025

BEIJING, Jan. 28, 2026 /PRNewswire/ – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU/ 9901.SEHK), a provider of private educational services in China, today announced its unaudited financial results for the second fiscal quarter ended November 30, 2025, which is the second quarter of New Oriental’s fiscal year 2026.

Financial Highlights for the Second Fiscal Quarter Ended November 30, 2025

•	Total net revenues increased by 14.7% year over year to US$1,191.4 million for the second fiscal quarter of 2026.

•	Operating income increased by 244.4% year over year to US$66.3 million for the second fiscal quarter of 2026.

•	Net income attributable to New Oriental increased by 42.3% year over year to US$45.5 million for the second fiscal quarter of 2026.

Key Financial Results

(in thousands US$, except per ADS(1) data)	2Q FY2026	2Q FY2025	% of change
Net revenues	1,191,441	1,038,636	14.7%
Operating income	66,307	19,255	244.4%
Non-GAAP operating income (2)(3)	89,130	29,046	206.9%
Net income attributable to New Oriental	45,452	31,931	42.3%
Non-GAAP net income attributable to New Oriental (2)(3)	72,908	43,233	68.6%
Net income per ADS attributable to New Oriental - basic	0.29	0.20	45.9%
Net income per ADS attributable to New Oriental - diluted	0.28	0.19	44.3%
Non-GAAP net income per ADS attributable to New Oriental - basic (2)(3)(4)	0.46	0.27	72.9%
Non-GAAP net income per ADS attributable to New Oriental - diluted (2)(3)(4)	0.45	0.26	71.8%

(in thousands US$, except per ADS(1) data)	1H FY2026	1H FY2025	% of change
Net revenues	2,714,421	2,474,052	9.7%
Operating income	377,134	312,405	20.7%
Non-GAAP operating income (2)(3)	424,673	330,494	28.5%
Net income attributable to New Oriental	286,175	277,361	3.2%
Non-GAAP net income attributable to New Oriental (2)(3)	331,163	305,644	8.3%
Net income per ADS attributable to New Oriental - basic	1.80	1.69	6.5%
Net income per ADS attributable to New Oriental - diluted	1.78	1.68	6.0%
Non-GAAP net income per ADS attributable to New Oriental - basic (2)(3)(4)	2.08	1.86	11.8%
Non-GAAP net income per ADS attributable to New Oriental - diluted (2)(3)(4)	2.06	1.85	11.4%

(1)	Each ADS represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.

(3)

New Oriental provides non-GAAP financial measures on net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental that exclude share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, loss/(gain) from fair value change of investments, loss from equity method investments, impairment of long-term investments, impairment of goodwill, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments. For further details on these adjustments, please refer to the section titled “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)

The Non-GAAP net income per ADS attributable to New Oriental is computed using Non-GAAP net income attributable to New Oriental and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Second Fiscal Quarter Ended November 30, 2025

Michael Yu, New Oriental’s Executive Chairman, commented, “It is encouraging to see an accelerated year over year top line growth of 14.7% in the second fiscal quarter of 2026. Revenues from overseas test preparation increased by approximately 4.1%. In addition, our domestic test preparation business targeting adults and university students grew by approximately 12.8% year over year, followed by a growth of 21.6% year over year for our new educational business initiatives. Our non-academic tutoring courses rolled out in around 60 cities, attracting approximately 1,058,000 student enrollments this quarter. Concurrently, our intelligent learning system and devices were adopted in around 60 cities, with approximately 352,000 active paid users. We will sharpen our focus on our core education business, prioritizing enhanced teaching standards and product quality. Simultaneously, we will continue to optimize our cost structure and operational efficiency to ensure that growth is high-quality, efficient and sustainable. We have also initiated the development of a comprehensive, cross-departmental customer service system. In today’s macroeconomic climate, this initiative will boost customer loyalty and retention rate, facilitate cross-departmental upselling, and enhance customer lifetime value – all while reducing customer acquisition costs and marketing expenses. We remain dedicated in elevating our brand influence and creating long-term value for our customers and shareholders.

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “In this fiscal quarter, we executed cautious capacity expansion while carefully balancing revenue growth and operational efficiency. In parallel, we enhanced our OMO (online-merge-offline) teaching system while investing in AI integration across our education ecosystem. We remain driven to embedding AI across existing educational offerings, refining new AI-powered products, and extending AI application to boost operational efficiency and solidify support for our teaching staff and employees. In this fiscal quarter, East Buy strengthened its product development and supply chain, diversifying beyond fresh food and snacks into seafood, healthcare, condiments, and home goods. This expansion enriched its private label portfolio to 801 SPUs, driving sales and profit growth by addressing demand for health and convenience, thereby optimizing the product mix. Concurrently, East Buy initiated offline channel expansion by capitalizing on its brand strength and New Oriental’s established network. Building on the demonstrated profitability of smart vending machines in select cities, East Buy plans to continue this rollout with nationwide coverage.”

Stephen Zhihui Yang, New Oriental’s Executive President and Chief Financial Officer, commented, “In addition to accelerating revenue growth, we delivered a significant year over year improvement in our Non-GAAP operating margin. This was primarily driven by enhanced operational efficiency and improved utilization within our educational business. We recorded a quarterly Non-GAAP operating margin of 7.5%, up by 470 basis points compared to the same period last fiscal year. Looking ahead, we remain committed to a disciplined approach on intensifying our cost and efficiency initiatives across all business lines, with the goal of cementing our foundation for sustainable and profitable growth over the long term.”

Update on Shareholder Return for the Fiscal Year 2026

In October 2025, the Company announced that, pursuant to its previously adopted three-year shareholder return plan, the board of directors had approved an ordinary dividend of US$0.12 per common share, or US$1.20 per ADS, to be distributed in two installments as part of the shareholder return for the fiscal year 2026. As of the date of this press release, the first installment has been fully paid to shareholders and ADS holders. Details of the second installment will be determined and announced in due course.

Additionally, as part of the shareholder return for the fiscal year 2026, the Company also announced in October 2025 a share repurchase program, under which the Company is authorized to repurchase up to US$300 million of its ADSs or common shares over the subsequent 12 months. As of January 27, 2026, the Company had repurchased a total of approximately 1.6 million ADSs for an aggregate consideration of approximately US$86.3 million from the open market under this share repurchase program.

Financial Results for the Second Fiscal Quarter Ended November 30, 2025

Net Revenues

For the second fiscal quarter of 2026, New Oriental reported net revenues of US$1,191.4 million, representing a 14.7% increase year over year. The growth was mainly driven by the increase in net revenues from the Company’s new educational business initiatives.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$1,125.1 million, representing a 10.4% increase year over year.

•	Cost of revenues increased by 11.8% year over year to US$556.9 million.

•	Selling and marketing expenses decreased by 1.1% year over year to US$194.0 million.

•	General and administrative expenses for the quarter increased by 15.2% year over year to US$374.3 million.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 156.8% to US$21.4 million in the second fiscal quarter of 2026.

Operating Income and Operating Margin

Operating income was US$66.3 million, representing a 244.4% increase year over year. Non-GAAP income from operations for the quarter, excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, was US$89.1 million, representing a 206.9% increase year over year.

Operating margin for the quarter was 5.6%, compared to 1.9% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, for the quarter was 7.5%, compared to 2.8% in the same period of the prior fiscal year.

Net Income and Net Income per ADS

Net income attributable to New Oriental for the quarter was US$45.5 million, representing a 42.3% increase year over year. Basic and diluted net income per ADS attributable to New Oriental were US$0.29 and US$0.28, respectively.

Non-GAAP Net Income and Non-GAAP Net Income per ADS

Non-GAAP net income attributable to New Oriental for the quarter, excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, loss/(gain) from fair value change of investments, loss from equity method investments, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments, was US$72.9 million, representing a 68.6% increase year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$0.46 and US$0.45, respectively.

Cash Flow

Net operating cash inflow for the second fiscal quarter of 2026 was approximately US$323.5 million and capital expenditures for the quarter were US$23.7 million.

Balance Sheet

As of November 30, 2025, New Oriental had cash and cash equivalents of US$1,842.9 million. In addition, the Company had US$1,609.9 million in term deposits and US$1,875.2 million in short-term investment.

New Oriental’s deferred revenue, which represents cash collected upfront from customers and related revenue that will be recognized as the services or goods are delivered, at the end of the second quarter of fiscal year 2026 was US$2,161.5 million, an increase of 10.2% as compared to US$1,960.6 million at the end of the second quarter of fiscal year 2025.

Financial Results for the Six Months Ended November 30, 2025

For the first six months of fiscal year 2026, New Oriental reported net revenues of US$2,714.4 million, representing a 9.7% increase year over year.

Operating income was US$377.1 million, representing a 20.7% increase year over year. Non-GAAP operating income, excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions for the first six months of fiscal year 2026 was US$424.7 million, representing a 28.5% increase year over year.

Operating margin for the first six months of fiscal year 2026 was 13.9%, compared to 12.6% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, for the first six months of fiscal year 2026, was 15.6%, compared to 13.4% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first six months of fiscal year 2026 was US$286.2 million, representing a 3.2% increase year over year. Basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2026 amounted to US$1.80 and US$1.78, respectively.

Non-GAAP net income attributable to New Oriental, excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, (gain)/loss from fair value change of investments, loss from equity method investments, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments, for the first six months of fiscal year 2026 was US$331.2 million, representing a 8.3% increase year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2026 amounted to US$2.08 and US$2.06, respectively.

East Buy’s Financial Highlights for the Six Months Ended November 30, 2025

New Oriental’s subsidiary, East Buy Holding Limited (“East Buy”), a well-known private label products and livestreaming e-commerce platform in China listed on the Hong Kong Stock Exchange, announced its financial results under International Financial Reporting Standards (“IFRSs”) for the first six months of fiscal year 2026. East Buy’s financial information in this section is presented in accordance with IFRSs.

For the first six months ended November 30, 2025, East Buy recorded the total revenue of RMB2.3 billion (US$323.3 million), a 5.7% increase from the revenue of RMB2.2 billion in the same period of the prior fiscal year, and recorded a net profit of RMB239.0 million (US$33.4 million), compared to a net loss of RMB96.5 million in the same period of the prior fiscal year. East Buy’s gross profit was RMB841.6 million (US$117.7 million) and gross profit margin was 36.4% for the six months ended November 30, 2025.

The translations of RMB amounts into U.S. dollars in this section are presented solely for the convenience of the readers. The conversion of RMB into U.S. dollars is based on the average exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System for the six months ended November 30, 2025, which was RMB7.15 to US$1.00. The percentages stated in this section are calculated based on the RMB amounts.

Outlook for the Third Quarter and Full Year of the Fiscal Year 2026

New Oriental expects total net revenues in the third quarter of the fiscal year 2026 (December 1, 2025 to February 28, 2026) to be in the range of US$1,313.2 million to US$1,348.7 million, representing year over year increase in the range of 11% to 14%.

Driven by encouraging growth across various business lines, New Oriental raises the full year guidance of total net revenues in the fiscal year 2026 (June 1, 2025 to May 31, 2026) to be in the range of US$5,292.3 million to US$5,488.3 million, representing a year over year increase in the range of 8% to 12%.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change. The forecast is based on the current USD/RMB exchange rate, which is also subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on January 28, 2026, U.S. Eastern Time (9 PM on January 28, 2026, Beijing/Hong Kong Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, and unique personal PIN.

Conference call registration link: https://register-conf.media-server.com/register/BI020d68a856074cdfb8b35fdbbf5fed20.

It will automatically direct you to the registration page of “New Oriental FY2026 Q2 Earnings Conference Call” where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s) and personal PIN) provided in the confirmation email received at the point of registering.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed via the webcast on-demand by registering at https://edge.media-server.com/mmc/p/ceuzs6xr first. The replay will be available until January 28, 2027.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, private label products and livestreaming e-commerce, overseas study consulting services, and educational materials and distribution. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares, are listed and traded on the NYSE. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter and full year of fiscal year 2026, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to effectively and efficiently manage changes of its existing business and new business; its ability to execute its business strategies; uncertainties in relation to the interpretation and implementation of or proposed changes to, the PRC laws, regulations and policies regarding the private education industry; its ability to attract students without a significant decrease in course fees; its ability to maintain and enhance its “New Oriental” brand; its ability to maintain consistent teaching quality throughout its school network, or service quality throughout its brand; its ability to achieve the benefits it expects from recent and future acquisitions; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector and livestreaming e-commerce business in China; the continuing efforts of its senior management team and other key personnel, health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in its annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, (gain)/loss from fair value change of investments, loss/(gain) from equity method investments, impairment of long-term investments and goodwill, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments; operating income excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and impairment of goodwill; operating margin excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and impairment of goodwill; and basic and diluted net income per ADS and per share excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, loss/(gain) from fair value change of investments, loss/(gain) from equity method investments, impairment of long-term investments and goodwill, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding from each non-GAAP measure certain items that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude from each non-GAAP measure certain items that have been and will continue to be for the foreseeable future a significant recurring expense in its business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong	Ms. Sisi Zhao
FTI Consulting	New Oriental Education & Technology Group Inc.
Tel: +852 3768 4548	Tel: +86-10-6260-5568
Email: rita.fong@fticonsulting.com	Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of November 30	As of May 31
	2025	2025
	(Unaudited)	(Audited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	1,842,935	1,612,379
Restricted cash, current	163,981	180,724
Term deposits, current	1,219,735	1,092,115
Short-term investments	1,875,204	1,873,502
Accounts receivable, net	37,732	33,629
Inventory, net	92,092	80,884
Prepaid expenses and other current assets, net	351,069	307,902
Amounts due from related parties, current	5,136	6,567

Total current assets	5,587,884	5,187,702

Restricted cash, non-current	91,222	24,030
Term deposits, non-current	390,129	355,665
Property and equipment, net	798,054	767,346
Land use rights, net	55,314	54,900
Amounts due from related parties, non-current	14,934	12,464
Long-term deposits	54,308	48,815
Intangible assets, net	10,342	13,020
Goodwill, net	44,579	43,832
Long-term investments, net	370,956	388,481
Deferred tax assets, net	80,493	97,932
Right-of-use assets	781,053	793,842
Other non-current assets	11,629	17,470

Total assets	8,290,897	7,805,499

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	94,519	80,484
Accrued expenses and other current liabilities	743,408	830,583
Dividend payable	95,179	—
Income taxes payable	197,300	167,881
Amounts due to related parties	397	405
Deferred revenue	2,161,514	1,954,464
Operating lease liability, current	262,059	255,997

Total current liabilities	3,554,376	3,289,814

Deferred tax liabilities	13,995	14,174
Unsecured senior notes	—	14,403
Operating lease liabilities, non-current	517,795	533,376

Total long-term liabilities	531,790	561,953

Total liabilities	4,086,166	3,851,767

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	3,886,042	3,661,873
Non-controlling interests	318,689	291,859

Total equity	4,204,731	3,953,732

Total liabilities and equity	8,290,897	7,805,499

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	1,191,441	1,038,636

Operating cost and expenses (note 1)
Cost of revenues	556,887	498,312
Selling and marketing	193,985	196,121
General and administrative	374,262	324,948

Total operating cost and expenses	1,125,134	1,019,381

Operating income	66,307	19,255

(Loss)/Gain from fair value change of investments	(1,337)	2,505
Other income, net	22,235	31,008
Provision for income taxes	(24,467)	(14,629)
Loss from equity method investments	(6,458)	(6,292)

Net income	56,280	31,847

Net (income)/loss attributable to non-controlling interests	(10,828)	84

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	45,452	31,931

Net income per share attributable to New Oriental-Basic (note 2)	0.03	0.02
Net income per share attributable to New Oriental-Diluted (note 2)	0.03	0.02
Net income per ADS attributable to New Oriental-Basic (note 2)	0.29	0.20
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.28	0.19

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Operating income	66,307	19,255
Share-based compensation expenses	21,379	8,325
Amortization of intangible assets resulting from business acquisitions	1,444	1,466

Non-GAAP operating income	89,130	29,046

Operating margin	5.6%	1.9%
Non-GAAP operating margin	7.5%	2.8%
Net income attributable to New Oriental	45,452	31,931
Share-based compensation expenses	20,451	6,115
Loss/(Gain) from fair value change of investments	1,337	(2,505)
Amortization of intangible assets resulting from business acquisitions	895	917
Loss from equity method investments	6,458	6,292
Gain on disposals of investments and others	(1,480)	—
Tax effects on Non-GAAP adjustments	(205)	483

Non-GAAP net income attributable to New Oriental	72,908	43,233

Net income per ADS attributable to New Oriental - Basic (note 2)	0.29	0.20
Net income per ADS attributable to New Oriental - Diluted (note 2)	0.28	0.19
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	0.46	0.27
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	0.45	0.26
Weighted average shares used in calculating basic net income per ADS (note 2)	1,589,182,510	1,629,316,430
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,604,505,363	1,638,260,510
Net income per share - basic	0.03	0.02
Net income per share - diluted	0.03	0.02
Non-GAAP net income per share - basic	0.05	0.03
Non-GAAP net income per share - diluted	0.05	0.03

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended November 30
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	242	710
Selling and marketing	685	2,088
General and administrative	20,452	5,527

Total	21,379	8,325

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended November 30
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	323,468	313,297
Net cash provided by investing activities	277,419	210,129
Net cash used in financing activities	(60,010)	(238,419)
Effect of exchange rate changes	16,614	(25,085)

Net change in cash, cash equivalents and restricted cash	557,491	259,922

Cash, cash equivalents and restricted cash at beginning of period	1,540,647	1,351,151
Cash, cash equivalents and restricted cash at end of period	2,098,138	1,611,073

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	2,714,421	2,474,052

Operating cost and expenses (note 1)
Cost of revenues	1,194,682	1,081,833
Selling and marketing	394,561	389,813
General and administrative	748,044	690,001

Total operating cost and expenses	2,337,287	2,161,647

Operating income	377,134	312,405

Gain/(Loss) from fair value change of investments	6,449	(9,408)
Other income, net	42,845	70,095
Provision for income taxes	(116,009)	(92,180)
Loss from equity method investments	(6,616)	(6,082)

Net income	303,803	274,830

Net (income)/loss attributable to non-controlling interests	(17,628)	2,531

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	286,175	277,361

Net income per share attributable to New Oriental-Basic (note 2)	0.18	0.17
Net income per share attributable to New Oriental-Diluted (note 2)	0.18	0.17
Net income per ADS attributable to New Oriental-Basic (note 2)	1.80	1.69
Net income per ADS attributable to New Oriental-Diluted (note 2)	1.78	1.68

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Operating income	377,134	312,405
Share-based compensation expenses	44,663	15,178
Amortization of intangible assets resulting from business acquisitions	2,876	2,911

Non-GAAP operating income	424,673	330,494

Operating margin	13.9%	12.6%
Non-GAAP operating margin	15.6%	13.4%
Net income attributable to New Oriental	286,175	277,361
Share-based compensation expenses	42,861	13,504
(Gain) /Loss from fair value change of investments	(6,449)	9,408
Amortization of intangible assets resulting from business acquisitions	1,783	1,821
Loss from equity method investments	6,616	6,082
Gain on disposals of investments and others	(1,480)	—
Tax effects on Non-GAAP adjustments	1,657	(2,532)

Non-GAAP net income attributable to New Oriental	331,163	305,644

Net income per ADS attributable to New Oriental - Basic (note 2)	1.80	1.69
Net income per ADS attributable to New Oriental - Diluted (note 2)	1.78	1.68
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	2.08	1.86
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	2.06	1.85
Weighted average shares used in calculating basic net income per ADS (note 2)	1,588,556,279	1,639,044,478
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,601,543,511	1,648,700,192
Net income per share - basic	0.18	0.17
Net income per share - diluted	0.18	0.17
Non-GAAP net income per share - basic	0.21	0.19
Non-GAAP net income per share - diluted	0.21	0.19

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Six Months Ended November 30
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	455	(2,436)
Selling and marketing	1,296	1,489
General and administrative	42,912	16,125

Total	44,663	15,178

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Six Months Ended November 30
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	515,786	496,507
Net cash used in investing activities	(174,293)	(85,027)
Net cash used in financing activities	(89,445)	(391,913)
Effect of exchange rate changes	28,957	2,402

Net change in cash, cash equivalents and restricted cash	281,005	21,969

Cash, cash equivalents and restricted cash at beginning of period	1,817,133	1,589,104
Cash, cash equivalents and restricted cash at end of period	2,098,138	1,611,073

Reconciliation between US GAAP and International Financial Reporting Standards

Deloitte Touche Tohmatsu was engaged by the company to conduct limited assurance engagement in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” (“HKSAE 3000 (Revised)”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) on the reconciliation of the condensed consolidated statement of operations for the six months ended November 30, 2025 and the condensed consolidated balance sheet as of November 30, 2025 of the company and its subsidiaries (collectively referred to as the “Group”) between the accounting policies adopted by the Group of the relevant period in accordance with the accounting principles generally accepted in the United States of America (the “US GAAP”) and the International Financial Reporting Standards (the “IFRSs”) issued by the International Accounting Standards Board (together, the “Reconciliation”).

The limited assurance engagement undertaken in accordance with HKSAE 3000 (Revised) involves performing procedures to obtain sufficient appropriate evidence about whether:

•	the related adjustments and reclassifications give appropriate effect to those criteria; and

•	the Reconciliation reflects the proper application of the adjustments and reclassifications to the differences between the Group’s accounting policies in accordance with the US GAAP and the IFRSs.

The procedures performed by Deloitte Touche Tohmatsu were based on their professional judgment, having regard to their understanding of the management’s process on preparing the Reconciliation, nature, business performance and financial position of the Group. Given the circumstances of the engagement, the procedures performed included:

(i)

Comparing the “Amounts as reported under US GAAP” as of and for the six months ended November 30, 2025 in the Reconciliation as set out in the Appendix with the financial results as of and for the six months ended November 30, 2025 prepared in accordance with the US GAAP;

(ii)

Evaluating the assessment made by the board of directors in identifying the differences between the accounting policies in accordance with the US GAAP and the IFRSs, and the evidence supporting the adjustments and reclassifications made in the Reconciliation in arriving at the “Amounts as reported under IFRSs” in the Reconciliation as set out in the Appendix; and

(iii)	Checking the arithmetic accuracy of the computation of the Reconciliation as set out in the Appendix.

The procedures performed by Deloitte Touche Tohmatsu in this limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Accordingly, Deloitte Touche Tohmatsu do not express a reasonable assurance opinion.

Based on the procedures performed and evidence obtained, Deloitte Touche Tohmatsu have concluded that nothing has come to their attention that causes them to believe that:

(i)

The “Amounts as reported under US GAAP” as of and for the six months ended November 30, 2025 in the Reconciliation as set out in the Appendix is not in agreement with the financial results as of and for the six months ended November 30, 2025 prepared in accordance with the US GAAP;

(ii)

The adjustments and reclassifications made in the Reconciliation in arriving at the “Amounts as reported under IFRSs” in the Reconciliation as set out in the Appendix, do not reflect, in all material respects, the different accounting treatments according to the Group’s accounting policies in accordance with the US GAAP and the IFRSs of the relevant period; and

(iii)	The computation of the Reconciliation as set out in the Appendix is not arithmetically accurate.

Appendix

The interim condensed consolidated financial statements are prepared in accordance with US GAAP, which differ in certain respects from IFRSs. The effects of material differences between the interim condensed consolidated financial statements of the Group prepared under US GAAP and IFRSs are as follows:

	For the six months ended November 30, 2024
	IFRSs adjustments
	Amounts as	Investments measured at fair value	Share-based compensation	Lease accounting	Amounts as
	reported under				reported under
	US GAAP				IFRSs
		Note i	Note ii	Note iii
	(US$ in thousand)
Cost of revenues	(1,081,833)	—	(3,568)	8,729	(1,076,672)
Selling and marketing	(389,813)	—	(1,930)	971	(390,772)
General and administrative	(690,001)	—	(3,921)	2,425	(691,497)

Operating income	312,405	—	(9,419)	12,125	315,111

Interest expense	(182)	—	—	(15,493)	(15,675)
Gain/(Loss) from fair value change of investments	(9,408)	(6,106)	—	—	(15,514)

Income before income taxes and loss from equity method investments	373,092	(6,106)	(9,419)	(3,368)	354,199

Provision for income taxes	(92,180)	1,527	—	—	(90,653)

Net income	274,830	(4,579)	(9,419)	(3,368)	257,464

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	277,361	(4,579)	(9,419)	(3,368)	259,995

	For the six months ended November 30, 2025
	IFRSs adjustments
	Amounts as	Investments measured at fair value	Share-based compensation	Lease accounting	Amounts as
	reported under				reported under
	US GAAP				IFRSs
		Note i	Note ii	Note iii
	(US$ in thousand)
Cost of revenues	(1,194,682)	—	54	10,534	(1,184,094)
Selling and marketing	(394,561)	—	153	854	(393,554)
General and administrative	(748,044)	—	1,547	2,847	(743,650)

Operating income	377,134	—	1,754	14,235	393,123

Interest expense	—	—	—	(16,322)	(16,322)
Gain/(Loss) from fair value change of investments	6,449	—	—	—	6,449
Gain on disposal of financial assets at FVTPL	2,640	(1,313)	—	—	1,327

Income before income taxes and loss from equity method investments	426,428	(1,313)	1,754	(2,087)	424,782

Provision for income taxes	(116,009)	197	—	—	(115,812)

Net income	303,803	(1,116)	1,754	(2,087)	302,354

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	286,175	(1,116)	1,754	(2,087)	284,726

	As of May 31, 2025 IFRSs adjustments
	Amounts as reported under US GAAP	Investments measured at fair value	Share-based compensation	Lease accounting	Amounts as reported under IFRSs
		Note i	Note ii	Note iii
	(US$ in thousand)
ASSETS
Long-term investments, net	388,481	(220,863)	—	—	167,618
Financial assets at fair value through profit or loss	—	223,355	—	—	223,355
Right-of-use assets	793,842	—	—	(23,485)	770,357

Total assets	7,805,499	2,492	—	(23,485)	7,784,506

LIABILITIES
Deferred tax liabilities	14,174	497	—	—	14,671

Total liabilities	3,851,767	497	—	—	3,852,264

Total New Oriental Education & Technology Group Inc. shareholders’ equity	3,661,873	1,995	—	(23,485)	3,640,383
Total equity	3,953,732	1,995	—	(23,485)	3,932,242

Total liabilities and equity	7,805,499	2,492	—	(23,485)	7,784,506

	As of November 30, 2025 IFRSs adjustments
	Amounts as reported under US GAAP	Investments measured at fair value	Share-based compensation	Lease accounting	Amounts as reported under IFRSs
		Note i	Note ii	Note iii
	(US$ in thousand)
ASSETS
Long-term investments, net	370,956	(212,802)	—	—	158,154
Financial assets at fair value through profit or loss	—	215,294	—	—	215,294
Right-of-use assets	781,053	—	—	(25,572)	755,481

Total assets	8,290,897	2,492	—	(25,572)	8,267,817

LIABILITIES
Deferred tax liabilities	13,995	300	—	—	14,295

Total liabilities	4,086,166	300	—	—	4,086,466

Total New Oriental Education & Technology Group Inc. shareholders’ equity	3,886,042	2,192	—	(25,572)	3,862,662
Total equity	4,204,731	2,192	—	(25,572)	4,181,351

Total liabilities and equity	8,290,897	2,492	—	(25,572)	8,267,817

Notes

(i)	Investments measured at fair value

Under US GAAP, the Group elects measurement alternative to the fair value measurement for the equity securities without readily determinable fair values, under which these investments are measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with the fair value change recorded in the consolidated statements of operations.

For investments in investee’s shares which are determined to be debt securities, the Group accounts for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses, net of taxes recorded in accumulated other comprehensive income or loss. Realized gains or losses on the sales of these securities are recognized in the consolidated statements of operations.

Under IFRSs, the aforementioned investments are classified as financial assets at fair value through profit or loss and measured at fair value. Fair value changes of these long-term investments are recognized in profit or loss.

(ii)	Share-based compensation

Under US GAAP, the Group recognized as compensation expenses net of forfeitures as they occur using graded vesting method over the requisite service period.

Under IFRSs, the compensation expenses are recognized net of estimated forfeitures using graded vesting method over the requisite service period.

(iii)	Lease accounting

Under US GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in profit or loss.

Under IFRSs, the amortization of the right-of-use asset is on a straight-line basis while the interest expense related to the lease liabilities are measured at amortized cost.